02047639

1-14944

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2002

Mad Catz Interactive, Inc.
(Translation of registrant's name into English)

141 Adelaide Street West, Suite 400, Toronto, Ontario, Canada M5H 3L5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No √

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Consolidated Financial Statements of

GTR Group Inc.

Three months ended June 30, 2001

GTR Group Inc.

Consolidated Balance Sheets
Expressed in United States Dollars
As at June 30, 2001 and March 31, 2001

	30-Jun-01 Unaudited	31-Mar-01 Audited
ASSETS		
Current assets:		
Cash	$ 2,254,561	$ 1,455,480
Accounts receivable	9,625,301	6,810,779
Inventories	9,385,522	13,493,306
Prepaid expenses and deposits	414,150	658,373
Current portion of future income tax assets	2,394,422	2,484,398
Income tax receivable	178,237	178,235
	24,252,193	25,080,571
Deferred financing fees	1,211,947	1,324,992
Capital assets	1,622,805	1,733,516
Goodwill and intangibles	17,738,265	17,529,191
	$ 44,825,210	$ 45,668,270
LIABILITIES and SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank loan	$ 5,957,579	$ 8,670,796
Accounts payable and accrued liabilities	10,354,765	8,562,687
Subordinated debt	3,338,719	3,338,719
	19,651,063	20,572,202
Future tax liability	407,182	407,182
Shareholders' equity:		
Capital stock	41,863,824	41,823,042
Retained deficit	(18,129,048)	(17,815,465)
Cumulative translation adjustment	1,032,189	681,309
	24,766,965	25,096,068
	$ 44,825,210	$ 45,668,270

GTR Group Inc.

Consolidated Statements of Operations - Unaudited
Expressed in United States Dollars

	3 Months Ended 30-Jun-01	3 Months Ended 30-Jun-00
Net sales	$ 14,034,197	$ 5,308,309
Cost of sales	10,637,681	3,835,151
Gross profit	3,396,516	1,473,158
Expenses:		
Selling expenses	1,656,127	760,308
Administrative expenses	1,339,830	1,322,323
Interest expense	108,365	128,506
Interest on bank term loan	-	2,762
Interest on subordinated debt	181,567	-
Amortization	179,836	154,058
Foreign exchange (gain)/loss	(87,942)	1,828
	3,377,783	2,369,785
Income/(loss) before income taxes & goodwill charges	18,733	(896,627)
Deferred tax expense (recovery)	88,502	(411,120)
Loss before goodwill charges	(69,769)	(485,507)
Goodwill charges	243,814	237,674
Loss from continuing operations	(313,583)	(723,181)
Loss from discontinued operations	-	(1,186,538)
Net Loss	(313,583)	(1,909,719)
Retained earnings (deficit), beginning of period	(17,815,465)	5,092,740
Retained earnings (deficit), end of period	$ (18,129,048)	$ 3,183,021
Loss per share before goodwill charges and discontinued operations	$ 0.00	$ (0.01)
Loss per share on discontinued operations	$ 0.00	$ (0.03)
Loss per share on goodwill charges	$ (0.01)	$ (0.01)
Loss per share	$ (0.01)	$ (0.05)
Fully diluted loss per share	$ (0.01)	$ (0.05)
Weighted average number of common shares outstanding	48,203,776	40,649,307

GTR Group Inc.

Consolidated Cash Flow Statements - Unaudited
Expressed in United States Dollars

Cash provided by (used in)		3 Months Ended 30-Jun-01		3 Months Ended 30-Jun-00
Operating Activities:				
Net Loss	$	(313,583)	$	(1,909,719)
Adjusted for loss from discontinued operations		-		1,186,538
Items not involving cash:				
Amortization of deferred financing fees		183,613		-
Foreign exchange		(86,260)		(34,815)
Amortization		423,650		391,732
Net future tax asset		89,976		(643,031)
Changes in non-cash operating working capital				
Accounts receivable		(2,769,542)		5,429,950
Prepaid expenses & deposits		(114,528)		(320,685)
Inventories		4,163,095		(2,385,833)
Accounts payable and accrued liabilities		1,991,287		(209,283)
Income tax receivable		(2)		-
Cash from/(used in) continuing operations		3,567,706		1,504,854
Cash used in discontinued operations [1]		-		(812,298)
Investing Activities:				
Purchase of capital assets		(67,321)		(353,888)
		(67,321)		(353,888)
Financing Activities:				
Bank indebtedness		-		(1,834,011)
Bank loan		(2,763,052)		(410,929)
Bank term loan		-		(72,033)
Mad Catz Obligation		-		(451,989)
Proceeds from issue of share capital		40,782		2,414,780
		(2,722,270)		(354,182)
Effects of exchange rate changes on cash		20,966		15,514
Net increase in cash		799,081		-
Cash at beginning of period		1,455,480		-
Cash at end of period	$	2,254,561	$	-

[1] Derived as follows:

Net earnings/(loss) from discontinued operations	0	(1,186,538)
Amortization	0	374,240
Future tax assets	0	0
	0	(812,298)

GTR Group Inc.

Notes to consolidated financial statements

Note 1
BASIS OF PRESENTATION AND DISCONTINUED OPERATIONS

The unaudited interim period consolidated financial statements as at June 30, 2001, have been prepared by the Company in accordance with Canadian generally accepted accounting accounting principles for interim financial statements and do not include all information required for complete financial statements. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements, except as noted in Note 2. The accompanying unaudited consolidated financial statements should be read in conjunction with the notes to the Company's audited consolidated financial statements for the year ended March 31, 2001.

These unaudited interim consolidated financial statements reflect all adjustments, all of which are normal and recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of the respective interim periods presented.

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, 1328158 Ontario Inc. ("GTI"), Xencet Massachusetts Inc., Xencet U.S. Inc., Singapore Holdings Inc., Spoxt Pte Ltd., Mad Catz Inc. and Mad Catz (Asia) Limited.

During the year ended March 31, 2001 the Company adopted a formal plan to dispose of the assets and business operations of its GTI (previously played video game business) and ZapYou.com (internet distribution) business units. The Company is currently actively engaged in searching for a buyer for its ZapYou.com business unit. For this purpose the Company has hired a consultant to find a suitable buyer. It is anticipated that all assets of the GTI and ZapYou.com business units will be disposed of by August 31, 2001.

During the period ended June 30, 2001 the Company recorded a net loss of nil (2000 - net loss of $1,186,538) net of income taxes of nil (2000 - income taxes of nil) in respect of GTI and ZapYou.com. Net sales applicable to GTI and ZapYou.com during the periods presented were $1,356,781 (2000 - $1,878,434).

The assets of the GTI and ZapYou.com business units have been written down to their estimated net realizable value. The consolidated balance sheets include the following assets related to discontinued operations:

	30-Jun-01 Unaudited	31-Mar-01 Audited
Cash	$ 729,622	$ 802,359
Inventories	1,125,190	2,140,804
Accounts receivable	571,771	1,634,818
Capital assets	107,766	69,784
	$ 2,534,349	$ 4,647,765

The liabilities of the GTI and ZapYou.com business units, which are included in the consolidated balance sheets are as follows:

	30-Jun-01 Unaudited	31-Mar-01 Audited
Bank loan	$ -	$ 1,928,913
Accounts payable and accrued liabilities	3,086,805	2,627,291
	$ 3,086,805	$ 4,556,204

Note 2
FOREIGN EXCHANGE

The Company has adopted the United States dollar as its reporting currency for its financial statements, commencing April 1, 2001. Comparative figures previously reported in Canadian dollars have been translated at the exchange in effect on March 31, 2001.

The United States dollar is the functional currency of the Company's United States operations. The Canadian dollar is the functional currency of the Company's Canadian operations, which are translated to United States dollars using the current rate method.

Note 3
SEGMENTED DATA

The Company's sales and capital assets are attributable to the following countries:

	3 months ended 30-Jun-01 Unaudited	3 months ended 30-Jun-00 Unaudited
Sales		
Canada	$ 230,213	$ 7,391
United States	12,221,519	4,851,924
International	1,582,465	448,994
	$ 14,034,197	$ 5,308,309

Revenues are attributed to countries based on the location of the customer. During the three months ended June 30, 2001, the Company sold approximately 57% of its products to two customers (Fiscal 2001 - approximately 75% to four customers).

	30-Jun-01 Unaudited	31-Mar-01 Audited
Capital assets (goodwill and intangibles)		
Capital assets:		
Canada	$ 107,766	$ 69,784
United States	510,664	557,269
International	1,004,375	1,106,463
	1,622,805	1,733,516
Goodwill and Intangibles:		
Canada	-	-
United States	17,738,265	17,529,191
	17,738,265	17,529,191
	$ 19,361,070	$ 19,262,707

Note 4
SUBSEQUENT EVENT

Subsequent to the period ended June 30, 2001, the Board Chairman, Pat Brigham, agreed to convert his outstanding loan to the Company of $3,338,719 into 4,247,478 shares of the Company's common stock at a price of Canadian $1.218 per share.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mad Catz Interactive, Inc.
(Registrant)

Date: March 20, 2002

By: [signature]
(Signature)*
Geofrey Myers
Secretary

*Print the name and title of the signing officer under this signature.